EXHIBIT 1

BARRICK GOLD CORPORATION

Consolidated Financial Statements and

Management’s Discussion and Analysis of Financial and Operating Results

FOR THE SIX MONTHS ENDED JUNE 30, 2003

In accordance with Canadian Generally Accepted Accounting Principles

Management’s Discussion and Analysis of Financial and Operating Results

HIGHLIGHTS

In second quarter 2003, production was 1.47 million ounces of gold at total cash costs of $185 per ounce1, compared to 1.35 million ounces of gold at $186 per ounce in the year earlier quarter. The lower costs in 2003 are primarily related to purchase accounting adjustments that caused second quarter 2002 costs to be $8 per ounce higher, offset by higher energy costs, as well as royalty and other costs linked to the price of gold in 2003. Net income was $69 million ($0.13 per share), compared to $52 million ($0.10 per share) for second quarter 2002. Compared to the year earlier quarter, earnings benefited from a tax recovery of $21 million, partially offset by higher amortization, administration and exploration expense.

     For the first time in 15 years, spot gold prices increased above the price we could have realized through our forward gold sales contracts. This development allowed us the opportunity to benefit from the flexibility of our forward sales program, by realizing the higher spot price for most of our gold production during the first two quarters of the year. In second quarter 2003, operating cash flows totaled $81 million compared to $162 million for the year earlier quarter, while our cash balance decreased $123 million to nearly $1 billion at June 30, 2003 due primarily to common share repurchases and a dividend payment.

GOLD SALES

Revenue for second quarter 2003 was $487 million on gold sales of 1.40 million ounces, compared to $483 million in revenue on gold sales of 1.44 million ounces for the year earlier quarter. Lower gold sales during the quarter were offset by an $11 per ounce (3%) increase in the average realized price. During the second quarter, spot gold prices ranged from a high of $372 to a low of $323 per ounce, averaging $347 per ounce. We realized an average of $352 per ounce during the quarter exceeding the average spot price by $5 per ounce, delivering gold at the higher of our forward sales contracts or spot gold prices.

     Our forward sales hedge program remains an important tool for the Company, particularly as a means of securing our revenue base given the large development program planned over the next five years. The program is, however, larger than we would like it to be in the current gold environment. During the quarter, we continued to use market opportunities to bring the program down from about 35% of operating mine reserves — or about three years of production — toward a more optimal upper parameter of two years of production or 20% of operating mine reserves. Ultimately market conditions will impact the level of forward sales at any point in time. With higher expected gold price volatility, we may reduce the size of the program on gold price dips but add to the program on gold price spikes in an effort to improve the average price of the contracts in the program. Overall, during the quarter, we reduced the committed forward gold sales hedge position by 1.2 million ounces from 17.3 million ounces to 16.1 million ounces. In addition, we simplified the program by converting variable price sales contracts to simple forward sales contracts or spot sales contracts.

REVIEW OF OPERATIONS AND DEVELOPMENT PROJECTS

For second quarter 2003, our overall production and cash cost results were in line with plan despite lower contributions from Meikle and Bulyanhulu. Operating performance in the second half of the year should be similar to the first half of 2003, resulting in overall production of 5.4 to 5.5 million ounces for 2003 at total cash costs of between $190 and $195 per ounce.

[1]	For an explanation of non-GAAP performance measures refer to pages 4-5 of the Management’s Discussion and Analysis.

BARRICK SECOND QUARTER REPORT 2003	1	MANAGEMENT’S DISCUSSION AND ANALYSIS

     As we look forward to 2004, production is expected to be lower and cash costs higher, as we mine lower grades at Pierina. Production at Pierina is expected to decline by approximately 400,000-500,000 ounces next year. This will account for approximately an additional $10 per ounce of cash cost for the Company as a whole in 2004. The weakening US dollar is not expected to have a significant impact on cash costs, as we increased our Canadian and Australian dollar currency hedge positions early in the quarter. As a result, we now have the equivalent of about two to three years of local Canadian and Australian dollar costs hedged.

     For detailed information on each of our operations and development projects, please see accompanying US GAAP Management’s Discussion and Analysis of Financial and Operating Results (pages 5-10).

AMORTIZATION

Amortization totaled $122 million, or $82 per ounce1, for second quarter 2003, compared to $106 million or $68 per ounce1 in the year earlier quarter. The second quarter 2003 increase was due largely to revisions to the Homestake purchase price allocation recorded in second quarter 2002 reflecting updated property, plant and equipment valuations. A catch up adjustment to record the effect from the beginning of 2002 caused actual second quarter 2002 amortization per ounce to be lowered by $15 per ounce. A change in the production mix across our portfolio of mines also affected amortization per ounce, causing it to increase slightly in 2003.

ADMINISTRATION

Second quarter 2003 administration costs were $20 million, an increase of $4 million over the year earlier period. The increase is primarily due to legal fees incurred relating to ongoing litigation and higher insurance costs.

     For 2003, administration costs are expected to total $75 million, an increase of $5 million over the beginning of year estimate. Administration costs are expected to remain at approximately similar levels in 2004.

EXPLORATION AND BUSINESS DEVELOPMENT

Exploration and business development expenses totaled $21 million for second quarter 2003, an increase of $8 million over the year earlier quarter. Half of the second quarter 2003 expenses were attributable to the South America and Australia regions.

     Looking forward to 2004, we would expect exploration and business development expenses to remain in the $70 million range.

INTEREST AND OTHER INCOME

The principal component of interest and other income is interest received on cash and short-term investments. For second quarter 2003, interest and other income was $7 million, the same as the year earlier period. Interest and other income for the quarter included interest income of $8 million and gains on the sale of various assets of $9 million, partially offset by foreign exchange translation losses of $4 million.

INTEREST EXPENSE

We incurred $10 million in interest costs in second quarter 2003, compared to $21 million in the year earlier quarter, relating primarily to our $500 million of debentures, and the $200 million Bulyanhulu project financing. The decrease over the year earlier period mainly reflects lower interest rates, including a $3 million beneficial effect of an interest rate swap used to convert interest on $250 million of our debentures from fixed to floating during the quarter. In second quarter 2003, we capitalized interest at Veladero of $1 million.

     For the full year, we expect to incur about $55 million in interest costs, of which we expect to capitalize $5 million to our construction projects.

NON-HEDGE DERIVATIVE GAINS (LOSSES)

The principal components of the mark-to-market gains and losses are changes in currency, commodity, and

BARRICK SECOND QUARTER REPORT 2003	2	MANAGEMENT’S DISCUSSION AND ANALYSIS

interest and lease rate contracts, and exclude our normal sales contracts.

     The total mark-to-market gain on the non-hedge derivative positions included in second quarter 2003 earnings was $10 million, compared with a loss of $8 million for the year earlier period. The gain during the quarter primarily relates to gains recorded on hedges of Australian dollar capital expenditures, which no longer qualified for hedge accounting treatment due to changes in the timing of the underlying capital expenditures.

     Our gold sales contracts have fixed lease rates; however, for about one third of the contracts, we swapped out of the fixed lease rates for floating lease rates to take advantage of lower short-term rates. As gold prices and lease rates decline/(increase), an unrealized mark-to-market gain/(loss) on these swap contracts is recorded, and flows through earnings each quarter. We expect to see ongoing fluctuations in these swap contracts in the following quarters as gold prices and lease rates change.

INCOME TAXES

In second quarter 2003, we recorded a net income tax recovery of $4 million. The income tax recovery includes a release of valuation allowances against deferred tax assets totaling $21 million resulting from actions completed during the quarter that provided assurance of the future realization of such assets. Excluding the valuation allowance release, our effective tax rate in the first six months of 2003 increased to 17%, compared to a recovery of $14 million in the year earlier period primarily due to the increase in spot gold prices in 2003. Compared to the Canadian federal tax rate of 38%, our lower effective tax rate is mainly due to: the utilization of previously unrecognized tax loss carry forwards, which mitigated extra taxes that would have arisen from the increase in spot gold prices from $302 per ounce in 2002 to $349 per ounce in 2003; as well as non-hedge derivative gains taxed in a low tax rate jurisdiction. Our tax rate rises as gold prices rise, as a larger portion of our earnings are taxed in higher tax-rate jurisdictions. We estimate that if gold prices average $350 in 2003 our effective tax rate would be 15-20%, excluding the effect of changes in valuation allowances and non-hedge derivative gains and losses.

LIQUIDITY AND CAPITAL RESOURCES

We believe our ability to generate free cash flow from operations is one of our fundamental financial strengths. Combined with our large cash balance of almost $1 billion at June 30, 2003 and our $1 billion undrawn bank facility which, in the second quarter, was extended for an additional year to 2008, we have sufficient access to capital resources to develop our internal projects and maintain a strong exploration program.

OPERATING ACTIVITIES

We generated operating cash flow of $81 million in second quarter 2003, compared to $162 million in the year earlier period. The decrease in operating cash flow in the second quarter primarily relates to higher tax payments (up $41 million) and working capital adjustments (up $36 million).

INVESTING ACTIVITIES

Our principal investing activities are for sustaining capital at our existing operating properties, new mine development and property and company acquisitions.

CAPITAL EXPENDITURES

Capital expenditures for second quarter 2003 totaled $82 million, compared to $75 million for the year earlier period. The increase was due principally to spending in Australia ($27 million), primarily for underground development and new mining equipment. Capital expenditures also included $20 million in North America for maintenance capital. In Tanzania, capital expenditures included $9 million spent at the Bulyanhulu Mine on underground development, while in South America capital expenditures totaled $26 million at Veladero, Pierina and Alto Chicama, as well as re-engineering and development work at Pascua-Lama. We

BARRICK SECOND QUARTER REPORT 2003	3	MANAGEMENT’S DISCUSSION AND ANALYSIS

would expect capital spending to increase in 2004, as we expect to begin construction of Veladero, Cowal and Alto Chicama.

FINANCING ACTIVITIES

During second quarter 2003, our cash outflow on financing activities was $130 million, compared with $14 million in the year earlier period. The higher outflow in second quarter 2003 principally related to a debt repayment on the Bulyanhulu project financing, the buyback of 3.48 million Barrick common shares at an average price of $17.95 per share at a total cost of $63 million and higher proceeds from the exercise of stock options in second quarter 2002.

     After the share buyback was announced on May 7, 2003, we completed the regulatory filings, including a Notice to make a normal course issuer bid filed with the Toronto and New York stock exchanges, which are required to allow us to make purchases of our common shares from time to time. Pursuant to the Notice, we may buy up to a total of 35 million common shares, which represent approximately 7% of our public float at the time, during the period covered by the filing. Purchases of common shares pursuant to the Notice, together with all other common share purchases, whether through the Toronto Stock Exchange or otherwise, in any 30-day period will not aggregate more than 2% of the common shares outstanding at the time such purchase are made. Any common shares purchased will be cancelled. The normal course issuer bid expires in May 2004. A copy of the Notice will be furnished without charge to any shareholder upon written request.

OUTLOOK

Our objective is to grow our business organically and through compelling acquisition opportunities. We are focused on running our existing operations as efficiently and effectively as possible, as we develop our new generation of mines, and continue with one of the largest exploration programs in the industry.

     In second quarter 2003, the flexibility in our forward sales program once again allowed us to participate in higher gold prices, selling production at the higher spot prices as gold prices increased above our 2003 floor price of $340 in May and June. We plan to continue to take advantage of the flexibility inherent in our program and spot gold price volatility to reduce the size of our forward sales position over time, subject to market conditions.

     Overall for 2003, we are forecasting to produce 5.4 to 5.5 million ounces at an average total cash cost of $190 to $195 per ounce and a total production cost of $280-$285 per ounce. We expect exploration and business development expenses to be approximately $70 million. Administration expense for the year is expected to be approximately $75 million, and interest expense approximately $50 million, while at $350 per ounce gold our effective tax rate is expected to be between 15% and 20%, excluding the impact of accounting changes/revaluation allowances and non-derivative gains. Capital expenditures for the year are expected to total about $218 million at our existing operations, and a further $212 million at our four development projects, for a total of $430 million.

NON-GAAP MEASURES

     We have included cost per ounce data because we understand that certain investors use this information to determine the Company’s ability to generate earnings as well as cash flow for use in investing and other activities. We believe that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of our operating mines to generate cash flow. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, we have not provided formal reconciliations of these statistics. Where GAAP operating costs are adjusted in computing cost per ounce data, we have provided reconciliations below.

BARRICK SECOND QUARTER REPORT 2003	4	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Total Cash Costs Per Ounce3 to Financial Statements

	Three months ended		Six months ended
	June 30,		June 30,

(in millions of United States dollars except per ounce amounts)	2003	2002	2003	2002

Operating costs per financial statements	$266	$273	$528	$539
Reclamation costs	(8)	(6)	(18)	(11)

Operating costs for per ounce calculation	$258	$267	$510	$528

Ounces sold (thousands)	1,395	1,437	2,687	2,881
Total cash costs per ounce	$185	$186	$190	$183

3.	Total cash costs per ounce data are calculated in accordance with The Gold Institute Production Cost Standard (the “Standard”). Adoption of the Standard is voluntary, and the data presented may not be comparable to data presented by other gold producers. Cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration costs.

Reconciliation of Amortization and Reclamation Costs Per Ounce to Financial Statements

	Three months ended		Six months ended
	June 30,		June 30,

(in millions of United States dollars except per ounce amounts)	2003	2002	2003	2002

Amortization per financial statements	$122	$106	$242	$254
Amortization recorded on property, plant and equipment not at operating mine sites	7	8	14	14

Amortization for per ounce calculation	115	98	228	240
Reclamation costs	8	6	18	11

Amortization and reclamation costs for per ounce calculation	$123	$104	$246	$251

Ounces sold (thousands)	1,395	1,437	2,687	2,881
Amortization costs per ounce	$82	$68	$85	$83
Amortization and reclamation costs per ounce	$88	$72	$92	$87

BARRICK SECOND QUARTER REPORT 2003	5	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL RISK MANAGEMENT

Forward Gold Sales Hedge Position (as of June 30, 2003)

Gold ounces hedged	16.1 million ounces (or approximately three years of expected future production)

Current termination date of gold sales contracts	2013 in most cases

Average projected realizable gold sales contract price at 2013 termination date.	$403/oz1

Delivery obligations	Barrick will deliver gold production from operations against gold sales contracts by the termination date (which is currently 2013 in most cases). However, Barrick may choose to settle any gold sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date.[2]

Minimum gold sales price for remaining expected 2003 production	$340/oz3

Average forecast minimum realizable contract gold sales price for delivery of 100% of expected future production into existing sales contracts over the next three years.	$317/oz1,2,4

Unrealized mark to market loss at June 30, 2003	$615 million[5]

“Capped price” variable price gold sales contracts outstanding	None

1.	Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1.5%

2.	Accelerating gold deliveries could potentially lead to reduced contango that would otherwise have built-up over time.

3.	Lowest expected realized price for 2003, assuming the use of certain gold sales contracts, or the spot market price of gold, whichever is higher.

4.	Assumes delivery of 100% of expected future production against current gold sales contracts which would exhaust all remaining gold hedge positions.

5.	At a spot gold price of $346 per ounce.

In all of our master trading agreements, which govern the terms of our gold sales contracts with our 19 counterparties, the following applies:

•	The counterparties do not have unilateral and discretionary ‘right to break’ provisions.

•	There are no credit downgrade provisions.

•	We are not subject to any margin calls - regardless of the price of gold.

•	We have the right to accelerate the delivery of gold at any time during the life of our contracts. This flexibility is demonstrated by the terms that allow us to close out hedge contracts at any time on two days notice, or keep these hedge contracts outstanding for as long as 15 years. This feature means that we can sell our gold at the market price or our hedge price, whichever is higher.

Our trading agreements with our counterparties do provide for early close out of certain transactions in the event of a material negative change in our ability to produce gold for delivery under our hedging agreements, or a lack of gold market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. The significant financial covenants, which are based on our US GAAP financial statements, are:

•	Barrick must maintain a minimum consolidated net worth of at least US$2 billion — currently, it is US$3.4 billion.

•	Barrick must maintain a maximum long-term debt to consolidated net worth ratio of 1.5:1 — currently, it is under 0.25:1.

The foregoing information is a summary of certain aspects of our forward sales program and is not intended to be comprehensive. For a more complete understanding, reference should be made to the Company’s website (www.barrick.com).

BARRICK SECOND QUARTER REPORT 2003	6	MANAGEMENT’S DISCUSSION AND ANALYSIS

     The estimated fair value of all derivative instruments at June 30, 2003 was approximately $354 million negative.

     The year-to-date change in the fair value of our derivative instruments is detailed as follows:

Mark–to-Market (Fair Value) at June 30, 2003 of all derivative instruments:

Gold forward sales position	$(615)
Silver forward sales position	15
Foreign currency position	188
Interest rate position	58

All derivative instruments	$(354)

Continuity Schedule of the Change in the Mark-to-Market Value of our gold forward sales position (millions)

Fair value as at December 31, 2002 - Loss	$(639)
Impact of change in spot price (from $347 per ounce to $346 per ounce)	17
Contango earned period to date	70
Impact of change in valuation inputs other than spot metal prices (e.g. interest rates, lease rates, and volatility)	(63)

Fair value as at June 30, 2003 - Loss	$(615)

The mark-to-market value of the gold contracts is based on a spot gold price of $346 per ounce and market rates for LIBOR and gold lease rates. The mark-to-market value of the contracts would approach zero (breakeven) at a spot gold price of approximately $312 per ounce, assuming all other variables are constant.

BARRICK SECOND QUARTER REPORT 2003	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

	Three months ended June 30,		Six months ended June 30,
(in millions of United States dollars, except per share data, Cdn GAAP basis)
(Unaudited)	2003	2002	2003	2002

Gold sales (note 11)	$487	$483	$936	$958

Costs and expenses
Operating (notes 2 and 11)	266	273	528	539
Amortization — property, plant and equipment (note 11)	117	100	223	248
Amortization — intangible assets (note 11)	5	6	19	6
Administration	20	16	42	33
Exploration and business development	21	13	36	24

	429	408	848	850

Interest and other income (note 3)	7	7	9	16
Interest expense	(10)	(21)	(22)	(34)
Non-hedge derivative gains (losses) (note 9)	10	(8)	46	(24)

Income before income taxes	65	53	121	66
Income tax recovery (expense) (note 4)	4	(1)	1	14

Net income	$69	$52	$122	$80

Earnings per share data (note 5):
Net income
Basic and diluted	$0.13	$0.10	$0.23	$0.15

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK SECOND QUARTER REPORT 2003	8	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

	Three months ended June 30,		Six months ended June 30,
(in millions of United States dollars, Cdn GAAP basis)
(Unaudited)	2003	2002	2003	2002

OPERATING ACTIVITIES
Net income for the period	$69	$52	$122	$80
Amortization	122	106	242	254
Changes in capitalized mining costs	(3)	(3)	16	2
Future income taxes	(25)	7	(33)	(24)
Other items (note 12)	(82)	—	(118)	(21)

Net cash provided by operating activities	81	162	229	291

INVESTING ACTIVITIES
Property, plant and equipment
Purchases (note 11)	(82)	(75)	(162)	(131)
Sales proceeds	8	3	10	3
Short-term investments	—	58	—	130

Net cash provided by (used in) investing activities	(74)	(14)	(152)	2

FINANCING ACTIVITIES
Capital stock
Issued on exercise of stock options	2	46	3	81
Repurchased for cash (note 7A)	(63)	—	(63)	—
Long-term debt repayments	(9)	—	(9)	(1)
Dividends	(60)	(60)	(60)	(60)

Net cash provided by (used in) financing activities	(130)	(14)	(129)	20

Increase (decrease) in cash and equivalents	(123)	134	(52)	313
Cash and equivalents at beginning of period	1,115	753	1,044	574

Cash and equivalents at end of period	$992	$887	$992	$887

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK SECOND QUARTER REPORT 2003	9	FINANCIAL STATEMENTS

Consolidated Balance Sheets

(in millions of United States dollars, Cdn GAAP basis)	As at June 30,	As at Dec. 31,
(Unaudited)	2003	2002

ASSETS
Current assets
Cash and equivalents	$992	$1,044
Short-term investments	28	36
Accounts receivable	67	72
Inventories and other current assets (note 6)	177	176

	1,264	1,328
Property, plant and equipment	3,816	3,881
Capitalized mining costs, net	256	272
Intangible assets	705	724
Goodwill	1,247	1,247
Other assets	261	252

Total assets	$7,549	$7,704

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$155	$164
Other current liabilities	135	282

	290	446
Long-term debt	707	757
Other long-term obligations	410	353
Future income taxes	545	552

Total liabilities	1,952	2,108

Shareholders’ equity
Capital stock	5,011	5,040
Retained Earnings	608	577
Cumulative foreign currency translation adjustments	(22)	(21)

Total shareholders’ equity	5,597	5,596

Commitments and contingencies (note 10)

Total liabilities and shareholders’ equity	$7,549	$7,704

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK SECOND QUARTER REPORT 2003	10	FINANCIAL STATEMENTS

Consolidated Statement of Shareholders’ Equity

(in millions of United States dollars, Cdn GAAP basis) (Unaudited)	2003

Common shares (number in millions)
At January 1	542
Issued for cash/on exercise of stock options	1
Repurchased for cash (note 7A)	(3)

At June 30	540

Common shares (amount in millions)
At January 1	$5,040
Issued for cash/on exercise of stock options	3
Repurchased for cash (note 7A)	(32)

At June 30	$5,011

Retained Earnings
At January 1	$577
Net income	122
Dividends	(60)
Repurchase of common shares(1)	(31)

At June 30	$608

Cumulative foreign currency translation adjustments	$(22)

Total shareholders’ equity at June 30	$5,597

[1]	Represents the excess of cash paid over the average book value repurchased as part of the share buyback plan.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK SECOND QUARTER REPORT 2003	11	FINANCIAL STATEMENTS

Notes to Unaudited Interim Consolidated Financial Statements (CDN GAAP)

Tabular dollar amounts in millions of United States dollars, unless otherwise indicated, Canadian GAAP basis. References to C$ and A$ are to Canadian and Australian dollars, respectively.

1	BASIS OF PREPARATION

The United States dollar is the principal currency of our operations. We prepare and file our primary consolidated financial statements in United States dollars and under United States generally accepted accounting principles (“US GAAP”). The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP for annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our audited consolidated financial statements and the notes thereto for the three years ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation of results for the periods presented have been reflected in these financial statements. Operating results for the period ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual financial statements and the notes thereto for the three years ended December 31, 2002.

The preparation of financial statements under Canadian GAAP requires us to make estimates and assumptions that affect:

•	the reported amounts of assets and liabilities;

•	disclosures of contingent assets and liabilities; and

•	revenues and expenses recorded in each reporting period.

The most significant estimates and assumptions that affect our financial position and results of operations are those that use estimates of proven and probable gold reserves, and non-reserve material expected to be converted into proven and probable reserves, and/or assumptions of future gold prices. Such estimates and assumptions affect:

•	the value of assets and liabilities acquired in business combinations, as well as allocations of goodwill to reporting units;

•	the value of inventories (which are stated at the lower of average cost and net realizable value);

•	decisions as to when exploration and mine development costs should be capitalized or expensed;

•	whether property, plant and equipment, capitalized mining costs, intangible assets and goodwill may be impaired;

•	our ability to realize income tax benefits recorded as future income tax assets; and

•	the rate at which we charge amortization to earnings.

BARRICK FIRST QUARTER REPORT 2003	12	NOTES TO FINANCIAL STATEMENTS

We also estimate:

•	costs associated with reclamation and closure of mining properties;

•	remediation costs for inactive properties;

•	the timing and amounts of forecasted future expenditures that represent the hedged items underlying hedging relationships for our cash flow hedge contracts;

•	the fair values of derivative instruments; and

•	the likelihood and amounts associated with contingencies.

We regularly review the estimates and assumptions that affect our financial statements, however, what actually happens could differ from those estimates and assumptions.

2	OPERATING COSTS

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Cost of goods sold	$270	$288	$533	$570
By-product revenues	(26)	(31)	(53)	(61)
Royalty expenses	11	9	22	17
Production taxes	3	1	8	2
Reclamation and closure costs	8	6	18	11

	$266	$273	$528	$539

Amortization of capitalized mining costs

We charge most mine operating costs to inventory as incurred. However, we defer and amortize certain mining costs associated with open-pit deposits that have diverse ore grades and waste-to-ore ton ratios over the mine life. These mining costs arise from the removal of waste rock at our open-pit mines, and we commonly refer to them as “deferred stripping costs”. We record in cost of goods sold amortization of amounts deferred based on a “stripping ratio” using the units-of-production method. This accounting method results in the smoothing of these costs over the life of mine, rather than expensing them as incurred. Some mining companies expense these costs as incurred, which may result in the reporting of greater volatility in period-to-period results of operations. The application of our deferred stripping accounting policy in the three months ended June 30, 2003 resulted in a decrease in operating costs by $3 million compared to actual costs incurred (three months ended June 30, 2002 — $3 million decrease), and for the six months ended June 30, 2003, the application resulted in an increase in operating costs by $16 million compared to actual costs incurred (six months ended June 30, 2002 — $2 million increase).

Capitalized mining costs are an asset that represents the excess of costs capitalized over the related amortization recorded, although it is possible that a liability could arise if cumulative amortization exceeds costs capitalized. The carrying amount of capitalized mining costs is included with related mining property, plant and equipment for impairment testing purposes.

BARRICK FIRST QUARTER REPORT 2003	13	NOTES TO FINANCIAL STATEMENTS

Average stripping ratios(1)

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Betze-Post (Goldstrike)	112:1	112:1	112:1	112:1
Pierina	48:1	48:1	48:1	48:1

(1)	The stripping ratio is calculated as the ratio of total tons (ore and waste) of material to be moved compared to total recoverable proven and probable gold reserves.

The average remaining life of the above-mentioned open-pit mine operations for which we capitalize mining costs is 9 years. The full amount of stripping costs incurred will be expensed by the end of the mine lives.

Pension costs

In 2003, we reduced the assumed rate of return on pension plan assets from 8.5% to 7%. The effect of this change in 2003 will be to increase pension cost expense by $2 million for the full year.

3	INTEREST AND OTHER INCOME

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Interest income	$8	$7	$16	$14
Gains on sale of property, plant and equipment	9	4	11	5
Foreign currency translation losses	(4)	(2)	(5)	(2)
Losses on short-term investments	—	—	(7)	—
Other items	(6)	(2)	(6)	(1)

	$7	$7	$9	$16

4	INCOME TAXES

Income tax recovery (expense)

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Current	$(21)	$6	$(32)	$(10)
Future	25	(7)	33	24

	$4	$(1)	$1	$14

Following a corporate reorganization of certain North American subsidiaries in second quarter 2003, we released valuation allowances totaling $21 million previously recorded against certain future income tax assets in entities that did not have any current sources of income. The tax benefits from these previously unrecognized tax assets are now expected to be realized, and this benefit was recorded as a component of the $25 million future income tax credit in second quarter 2003.

BARRICK FIRST QUARTER REPORT 2003	14	NOTES TO FINANCIAL STATEMENTS

Excluding the $21 million valuation allowance released in second quarter 2003, our estimated underlying effective tax rate for the six months ended June 30, 2003 was 17%. The two major reasons why this rate differs from the Canadian federal statutory rate of 38% include: non-hedge derivative gains in a low tax-rate jurisdiction caused our effective tax rate to decrease by 16%; and the benefits of previously unrecognized tax loss carry forwards in various foreign subsidiaries were utilized to offset higher levels of taxable income due to the higher gold price environment caused our effective tax rate to decrease by 20%.

5	EARNINGS PER SHARE

Net income per share was calculated on the basis of the weighted average number of common shares outstanding for the three-month period ended June 30, 2003, which amounted to 540 million shares (2002 – 539 million shares), and for the six-month period ended June 30, 2003 amounted to 541 million shares (2002 – 539 million shares).

Diluted net income per share reflects the dilutive effect of the exercise of the common share purchase options outstanding as at the end of the period. The number of shares for the diluted net income per share calculation for the three-month period ended June 30, 2003 amounted to 540 million shares (2002 – 541 million shares) and for the six-month period ended June 30, 2003 amounted to 541 million shares (2002 — 541 million shares).

6	INVENTORIES AND OTHER CURRENT ASSETS

	At June 30, 2003	At Dec. 31, 2002

Gold in process and ore in stockpiles	$104	$105
Mine operating supplies	60	59
Prepaid expenses	13	12

	$177	$176

Gold in process and ore in stockpiles excludes $63 million (December 31, 2002 – $61 million) of stockpiled ore, which is not expected to be processed in the following 12 months. This amount is included in other assets.

7	CAPITAL STOCK

A	Share repurchase program

During the three month period ended June 30, 2003, we repurchased 3.48 million common shares at an average cost of $17.95 per share.

BARRICK FIRST QUARTER REPORT 2003	15	NOTES TO FINANCIAL STATEMENTS

B	Barrick Gold Inc. (“BGI”) Exchangeable shares

In connection with a 1998 acquisition, BGI, formerly Homestake Canada Inc., issued 11.1 million BGI exchangeable shares. Each BGI exchangeable share is exchangeable for 0.53 of a Barrick common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek mines.

At June 30, 2003, 1.6 million BGI exchangeable shares were outstanding, which are equivalent to 0.8 million Barrick common shares. The equivalent common share amounts are reflected in the number of common shares outstanding.

At any time on or after December 31, 2008, or when fewer than 1.4 million BGI exchangeable shares are outstanding, we have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI for holders of exchangeable shares.

Summarized financial information for BGI

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Total revenues and other income	$53	$48	$105	$103
Less: costs and expenses	63	53	116	102

Income (loss) before taxes	$(10)	$(5)	$(11)	$1

Net loss	$(22)	$(10)	$(44)	$(5)

	At June 30,	At December 31,
	2003	2002

Current assets	$98	$91
Non-current assets	276	236

Total assets	374	327

Other current liabilities	14	75
Notes payable	466	407
Other long-term liabilities	84	18
Future income taxes	123	122
Shareholders’ equity	(313)	(295)

Total liabilities and shareholders’ equity	$374	$327

8	EMPLOYEE STOCK-BASED COMPENSATION

Common stock options

Stock option activity (shares in millions)

	Common	Weighted	Common	Weighted
	shares	average	shares	average
	(number)	price (C$)	(number)	price (US$)

At December 31, 2002	18.9		3.1
Granted	0.6	$23.67	—	—
Cancelled or expired	(0.4)	$30.03	(0.1)	$23.28

At June 30, 2003	19.1		3.0

BARRICK FIRST QUARTER REPORT 2003	16	NOTES TO FINANCIAL STATEMENTS

CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. We have elected to continue to account for stock-based compensation using the intrinsic value method prescribed in CICA 3870 and its related interpretations, and to provide disclosures of the pro forma effects of adoption had we recorded compensation expense under the fair value method.

Stock option expense (per share amounts in dollars)

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Pro forma effects
Net income, as reported	$69	$52	$122	$80
Stock-option expense	(6)	(5)	(12)	(10)

Pro forma net income	$63	$47	$110	$70

Net income per share
As reported[1]	$0.13	$0.10	$0.23	$0.15
Pro forma[1]	$0.12	$0.09	$0.20	$0.13

[1]	basic and diluted

9	DERIVATIVE INSTRUMENTS

A	Derivative instruments

We use derivative financial instruments to reduce or eliminate the inherent risks of certain identifiable transactions and balances that occur in the normal course of our business. The inherent risks in these transactions and balances arise from changes in: commodity prices (gold and silver), interest rates and foreign currency exchange rates. The purpose of our derivative program is to ensure that disadvantageous changes in the values or cash flows from these transactions and balances are offset by changes in the values of the derivatives. We do not hold derivatives for the purpose of speculation; our derivative program is designed to enable us to plan our operations on the basis of secure assumptions that will not be jeopardized by future movements of gold and silver prices, interest rates and currency exchange rates. For a more detailed description of the types of derivative instruments we use, and our accounting policy for derivative instruments, refer to note 22 to our audited consolidated financial statements for the three years ended December 31, 2002.

B	Gold and silver hedge contracts

Forward gold sales contracts

We have entered into forward gold sales contracts with various counterparties that fix selling prices at interim dates prior to the final delivery date for 16.1 million ounces of future gold production, and that have fixed-price adjustment mechanisms based on the market gold price in the case of rescheduling of delivery dates. These contracts act as an economic hedge against possible price fluctuations in gold. The contracts have final delivery dates primarily over the next 10 to 15 years, but we have the right to accelerate the delivery date at any time during this period. At the time a price is set for a rescheduled interim date, the original contract price is adjusted based on the difference between the prevailing forward gold market price and the spot price of gold.

BARRICK FIRST QUARTER REPORT 2003	17	NOTES TO FINANCIAL STATEMENTS

For the large majority of contracts, future prices are presently fixed through 2006. The contract prices are determined based on gold forward market prices. Forward gold market prices are principally influenced by the spot price of gold, gold lease rates and U.S. dollar interest rates. The actual realized price will depend on the timing of the actual future delivery date and the actual amount of the premium of the forward price of gold over the spot price of gold on the dates that selling prices are set.

Gold lease rate contracts

In addition to the above-noted forward gold sales contracts, we also have gold lease rate swaps (where Barrick receives a fixed gold lease rate, and pays a floating gold lease rate) on 4.9 million ounces of gold spread from 2004 to 2013, for gold contracts with expected delivery dates beyond 2006.

We use gold lease rate swap contracts to manage our gold lease rate exposure on our spot deferred gold sales contracts. These economic hedges do not qualify for hedge accounting and therefore the economic impact flows through our earnings each quarter as part of non-hedge derivative gains (losses).

Major customers

The largest single counterparty as of June 30, 2003 made up 11% of the ounces of outstanding forward gold sales contracts.

Forward silver sales contracts

Forward silver sales contracts have similar delivery terms and pricing mechanism as forward gold sales contracts. At June 30, 2003, we had commitments to deliver 32.2 million ounces of silver over periods of 10 to 15 years. A group of these contracts totaling 13.2 million ounces of silver are accounted for as normal sales contracts.

A separate group of contracts totaling 19 million ounces are accounted for as cash flow hedges.

BARRICK FIRST QUARTER REPORT 2003	18	NOTES TO FINANCIAL STATEMENTS

C	Other derivative instruments outstanding as at June 30, 2003

Maturity	2003	2004	2005	2006	2007	2008+	Total

Written silver call options
Ounces (thousands)	2,750	3,000	2,000	—	—	—	7,750
Average exercise price per ounce	$5.00	$5.40	$5.00	—	—	—	$5.15

Interest rate contracts
Receive fixed – swaps
Notional amount (millions)	—	$150	$75	$100	$525	$200	$1,050
Fixed rate (%)	—	3.6%	2.7%	3.0%	3.5%	3.8%	3.5%
Pay fixed – swaps
Notional amount (millions)	—	—	—	—	—	$334	$334
Fixed rate (%)	—	—	—	—	—	5.6%	5.6%

Net notional position	—	$150	$75	$100	$525	$(134)	$716

Foreign currency contracts
Canadian Dollar Forwards
C$ (millions)	$156	$295	$206	$38	$96	$22	$813
Average Price (US¢)	0.65	0.65	0.64	0.66	0.67	0.68	0.65
Canadian Dollar Min-Max Contracts
C$ (millions)	$53	—	—	—	—	—	$53
Average Cap Price (US¢)	0.65	—	—	—	—	—	0.65
Average Floor Price (US¢)	0.63	—	—	—	—	—	0.63
Australian Dollar Forwards
A$ (millions)	$135	$430	$320	$135	$139	$19	$1,178
Average Price (US¢)	0.54	0.53	0.51	0.56	0.58	0.53	0.54
Australian Dollar Min-Max Contracts
A$ (millions)	$195	$20	$10	$10	—	—	$235
Average Cap Price (US¢)	0.55	0.54	0.52	0.52	—	—	0.55
Average Floor Price (US¢)	0.53	0.52	0.51	0.51	—	—	0.53
Fuel contracts
Barrels WTI (thousands)	120	180	—	—	—	—	300
Cap	$30	$30	—	—	—	—	$30
Floor	$—	$19	—	—	—	—	$19

Our written silver call options, interest rate and foreign currency contracts are recorded at fair value on our balance sheet, with changes in fair value recorded in earnings as they occur, with the following exceptions:

•	we have elected for cash flow hedge accounting treatment for Canadian dollar foreign currency contracts with a total notional amount of C$837 million, and Australian dollar foreign currency contracts with a total notional amount of A$1,365 million.

•	we have elected for receive fixed interest rate swaps with a total notional amount of $800 million to be accounted for as cash flow hedges of expected future interest receipts arising on our cash and short-term investments; and we have elected for receive fixed interest rate swaps with a total notional amount of $250 million to be accounted for as a fair value hedge of fixed-rate debentures.

•	we have elected for an amortizing pay-fixed interest rate swap with a total notional amount of $184 million as at June 30, 2003 to be accounted as a cash flow hedge of future interest payments relating to the project financing for Bulyanhulu.

BARRICK FIRST QUARTER REPORT 2003	19	NOTES TO FINANCIAL STATEMENTS

D	Non-hedge derivative gains (losses)

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Commodity contracts	$5	$(6)	$6	$1
Currency contracts	5	2	6	—
Interest and lease rate contracts	(5)	(4)	29	(25)
Hedge ineffectiveness recorded in earnings	5	—	5	—

	$10	$(8)	$46	$(24)

During the quarter, we determined that certain Australian dollar hedge contracts designated as hedges of forecasted capital expenditures no longer met the qualifying hedge criteria due to changes in the expected timing of the forecasted expenditures. Accumulated gains totaling $5 million were recorded under non-hedge derivative gains.

10	CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Management and, where appropriate, legal counsel, assess such contingent liabilities, which inherently involves an exercise of judgment.

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that it is likely that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the financial statements. If the assessment suggests that a potentially material loss contingency is not likely but is reasonably possible, or is likely but cannot be estimated, then the nature of the contingent loss, together with an estimate of the range of possible loss, if determinable, is disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee.

A	Environmental

Our mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. We conduct our operations so as to protect public health and the environment, and we believe that our operations are materially in compliance with all applicable laws and regulations. We have made, and expect to make in the future, expenditures to meet such laws and regulations.

The Comprehensive Environmental Response, Compensation and Liability Act imposes heavy liabilities on persons who discharge hazardous substances. The Environmental Protection Agency publishes a National Priorities List (“NPL”) of known or threatened releases of such substances. Homestake’s former uranium millsite near Grants, New Mexico is listed on the NPL.

BARRICK FIRST QUARTER REPORT 2003	20	NOTES TO FINANCIAL STATEMENTS

B	Litigation and claims

Inmet litigation

In October 1997, Barrick Gold Inc. (“BGI”), formerly Homestake Canada Inc., a wholly-owned subsidiary of Barrick, entered into an agreement with Inmet Mining Corporation (“Inmet”) to purchase the Troilus mine in Quebec for $110 million plus working capital. In December 1997, BGI terminated the agreement after deciding that, on the basis of due diligence studies, conditions to closing the arrangement would not be satisfied.

On February 23, 1998, Inmet filed suit against BGI in the British Columbia Supreme Court, disputing the termination of the agreement and alleging that BGI had breached the agreement. On January 15, 2002, the Supreme Court of British Columbia released its decision in the matter and found in favour of Inmet and against BGI. Specifically, the Court held that Inmet should be awarded equitable damages in the amount of C$88.2 (US$59) million, which was accrued at December 31, 2001. The Court did not award Inmet pre-judgement interest. Inmet requested the Court to re-open the trial to let Inmet make submissions on its claim for pre-judgement interest from the date of the breach by BGI. The request to re-open was denied by the Court on May 17, 2002.

On February 7, 2002, BGI filed a Notice of Appeal of the decision with the British Columbia Court of Appeal. Inmet filed a Cross-Appeal of the decision regarding pre-judgement interest. A letter of credit of about C$95 million was posted on August 20, 2002 by BGI with the British Columbia Court of Appeal, pending a decision on the appeal. The Appeal of BGI and the Cross-Appeal of Inmet was heard during June 2003.

Bre-X Minerals

On April 30, 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996.

On July 13, 1999, the Court dismissed the claims against us and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against us and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint.

On March 31, 2001, the Court granted in part and denied in part our Motion to Dismiss the Fourth Amended Complaint. As a result, we remain a defendant in the case. We believe that the remaining claims against us are without merit. We filed our formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of the plaintiffs against us. Discovery in the case has been stayed by the Court pending the Court’s decision on whether or not to certify the case as a class action. The amount of potential loss, if any, which we may incur arising out of the plaintiffs’ claims is not presently determinable.

BARRICK FIRST QUARTER REPORT 2003	21	NOTES TO FINANCIAL STATEMENTS

On March 31, 2003, the Court denied all of the Plaintiffs’ motions to certify the case as a class action. Plaintiffs have not filed an interlocutory appeal of the Court’s decision denying class certification to the Fifth Circuit Court of Appeals. The Plaintiffs’ case against the Defendants may now proceed in due course, but not on behalf of a class of Plaintiffs but only with respect to the specific claims of the Plaintiffs named in the lawsuit. Having failed to certify the case as a class action, we believe that the likelihood of any of the named Defendants succeeding against Barrick with respect to their claims for securities fraud is remote.

Blanchard complaint

On January 7, 2003, we were served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. (“Blanchard”), and Herbert Davies (“Davies”). The complaint, which is pending in the U.S. District Court for the Eastern District of Louisiana, also names J. P. Morgan Chase & Company (“J.P. Morgan”) as the defendant, along with an unspecified number of additional defendants to be named later. The complaint alleges that we and bullion banks with which we entered into spot deferred contracts have manipulated the price of gold, in violation of U.S. antitrust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law. Blanchard alleges that it has been injured as a seller of gold due to reduced interest in gold as an investment. Davies, a customer of Blanchard, alleges injury due to the reduced value of his gold investments. The complaint does not seek damages, but seeks an injunction terminating certain of our trading agreements with J. P. Morgan and other bullion banks. We have applied to the Court for dismissal of this action and we intend to defend the action vigorously.

Wagner complaint

On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated the U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. At least two other complaints, making the same basic allegations against the same defendants, have been filed by other parties on behalf of the same proposed class of Barrick shareholders. Apart from the filing of the complaints there have been no developments in any of the cases. We intend to defend the action vigorously.

Peruvian tax assessment

On December 27, 2002, one of our Peruvian subsidiaries received an income tax assessment of $41 million, excluding interest and penalties, from the Peruvian tax authority SUNAT. The tax assessment relates to a recently completed tax audit of our Pierina Mine for the 1999-2000 fiscal years. The assessment mainly relates to the revaluation of the Pierina mining concession and associated tax basis. Under the valuation proposed by SUNAT, the tax basis of Pierina assets would change from what we have previously assumed with a resulting increase in current and future income taxes. While we believe the tax assessment is incorrect and we will appeal the decision, the full life of mine effect on our current and future income tax liabilities of $141 million is recorded at December 31, 2002, as well as other payments of about $21 million due for periods through 2002.

BARRICK FIRST QUARTER REPORT 2003	22	NOTES TO FINANCIAL STATEMENTS

We intend to pursue all available administrative and judicial appeals. If we are successful on appeal and our original asset valuation is confirmed as the appropriate tax basis of assets, we would benefit from a $141 million reduction in tax liabilities recorded at December 31, 2002. The effect of this contingent gain, if any, will be recorded in the period the contingency is resolved.

Under Peruvian law, we are not required to make payment of disputed taxes for prior years pending the outcome of the appeal process, which routinely takes several years.

We have not provided for $51 million of potential interest and penalties assessed in the audit. Even if the tax assessment is upheld, we believe that we will prevail on the interest and penalties part, because the assessment runs counter to applicable law and previous Peruvian tax audits. The potential amount of interest and penalties, will increase over time while we contest the tax assessment. A liability for interest and penalties will only be recorded should it become probable that SUNAT’s position on interest and penalties will be upheld, or if we exhaust our appeals.

Other

From time to time, we are involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We are also subject to reassessment for income and mining taxes for certain years. We do not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which we may be required to pay by reason thereof, will have a material adverse effect on our financial condition or future results of operations.

11 SEGMENT INFORMATION

We operate in the gold mining industry and our operations are managed on a district basis. The Goldstrike District includes the Betze-Post and Meikle Mines in the United States. Our “other” segment includes mainly operations which have been, or are being, closed.

Income statement information

	Gold Sales		Operating costs		Segment income before
					income taxes

Three months ended June 30,	2003	2002	2003	2002	2003	2002

Goldstrike	$174	$166	$117	$110	$28	$16
Pierina	91	62	23	17	25	13
Bulyanhulu	29	36	19	21	—	5
Kalgoorlie	34	29	21	21	8	6
Eskay Creek	33	31	9	8	13	21
Hemlo	19	20	15	16	1	5
Plutonic	27	27	17	14	8	12
Round Mountain	38	33	17	21	15	10
Other	42	79	28	45	1	16

	$487	$483	$266	$273	$99	$104

BARRICK FIRST QUARTER REPORT 2003	23	NOTES TO FINANCIAL STATEMENTS

	Gold Sales		Operating costs		Segment income (loss) before
					income taxes

Six months ended June 30,	2003	2002	2003	2002	2003	2002

Goldstrike	$353	$330	$248	$219	$41	$37
Pierina	158	132	40	33	43	28
Bulyanhulu	61	63	37	39	1	6
Kalgoorlie	66	58	41	41	15	7
Eskay Creek	62	59	15	11	27	27
Hemlo	41	45	29	34	5	5
Plutonic	51	47	30	26	14	14
Round Mountain	66	66	31	41	23	14
Other	78	158	57	95	(3)	27

	$936	$958	$528	$539	$166	$165

Asset information

     Amortization

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Goldstrike	$29	$40	$64	$74
Pierina	43	32	75	71
Bulyanhulu	10	10	23	18
Kalgoorlie	5	2	10	10
Eskay Creek	11	2	20	21
Hemlo	3	(1)	7	6
Plutonic	2	1	7	7
Round Mountain	6	2	12	11
Other	13	18	24	36

	$122	$106	$242	$254

     Segment capital expenditures

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Goldstrike	$16	$12	$28	$24
Pierina	4	1	5	2
Bulyanhulu	9	16	19	32
Kalgoorlie	1	1	2	3
Eskay Creek	1	1	3	3
Hemlo	2	2	5	3
Plutonic	20	5	25	8
Round Mountain	1	6	2	6
Pascua/Veladero	13	7	24	18
Cowal	6	1	10	2
Alto Chicama	9	9	17	9
Other	—	14	22	21

	$82	$75	$162	$131

BARRICK FIRST QUARTER REPORT 2003	24	NOTES TO FINANCIAL STATEMENTS

     Reconciliation of segment income to enterprise net income

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Segment total	$99	$104	$166	$165
Exploration and business development	(21)	(13)	(36)	(24)
Corporate expenses, net	(23)	(30)	(55)	(51)
Non-hedge derivative gains (losses)	10	(8)	46	(24)
Income tax (expense) recovery	4	(1)	1	14

Net income	$69	$52	$122	$80

12	COMPONENTS OF OTHER NET OPERATING ACTIVITIES

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Non-cash charges (credits):
Reclamation costs	$8	$6	$18	$11
Gains on sale of property, plant and equipment	(9)	(4)	(11)	(5)
Non-hedge derivative gains	(10)	(12)	(46)	(11)
Changes in operating assets and liabilities:
Accounts receivable	5	15	5	(5)
Inventories and other current assets	(12)	22	5	54
Accounts payable and other current liabilities	(8)	3	(9)	(9)
Income taxes payable	(30)	(16)	(55)	(16)
Payments of merger-related costs	—	(10)	—	(38)
Payments of reclamation and closure costs	(10)	(14)	(16)	(22)
Other items	(16)	10	(9)	20

Other net operating activities	$(82)	$—	$(118)	(21)

BARRICK FIRST QUARTER REPORT 2003	25	NOTES TO FINANCIAL STATEMENTS

Certain statements included herein, including those regarding production and costs and other statements that express management’s expectations or estimates of our future performance, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. In particular, our Management’s Discussion and Analysis includes many such forward-looking statements and we caution you that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements and our forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity) and currencies; changes in interest rates or gold lease rates that could impact realized prices under our forward sales program; legislative, political or economic developments in the jurisdictions in which Barrick carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick’s most recent Form 40-F/Annual Information on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Barrick expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.